UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 18, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoku Scientific, Inc.

File No. 0-51458 - CF# 22230

Hoku Scientific, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 6, 2008.

Based on representations by Hoku Scientific, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.68	through March 4, 2013
Exhibit 10.69	through August 7, 2012
Exhibit 10.70	through August 8, 2012
Exhibit 10.71	through April 8, 2012
Exhibit 10.72	through May 12, 2018
Exhibit 10.73	through May 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel